Mail Stop 3561

November 16, 2007

Philip J. Schoonover
Chairman, President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233

> **Re:   Circuit City Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2007**
> **Filed April 30, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2007**
> **Filed July 3, 2007**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2007**
> **Filed October 9, 2007**
> **File No. 001-05767**

Dear Mr. Schoonover:

We have reviewed your filing and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so, and also explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Executive Summary, page 23

> 1.   We note that in the company's earnings release for the fiscal quarter ended May 31, 2007, under the sub-heading "First Quarter Summary," Mr. Schoonover details quantitatively certain savings expected from the four growth pillars initiatives.  Please add this disclosure to your annual and quarterly reports, as appropriate, in the "Executive Summary," and provide any analysis necessary for investors to understand how these numbers were determined.

Fiscal 2007 Significant Events, page 24

> 2.   Please expand the discussion of declining prices included on page 24 of the Form 10-K under the sub-heading "Fiscal 2007 Significant Events" by addressing whether the trend of falling television prices is expected to continue and what impact a continuing decline would have on the company's results.  Please also discuss how this change has impacted how you are forecasting your financial results going forward.  In addition, to the extent the company believes similar price pressures will occur on other lines of products, please discuss the impact of those pricing changes, including any offsetting impact by increasing prices for other products.

> 3.   Please make clear in the first full paragraph on page 25 whether the company still believes it will achieve its EBT goal within the initial three to five year timeframe announced in May 2006 or whether your efforts to accelerate the timing of certain initiatives has changed that estimate.

Definitive Proxy Statement on Schedule 14A as filed April 30, 2007

Compensation Discussion & Analysis (CD&A), page 15

> 4.   Under the sub-heading "Executive Summary" on page 15, you disclose that the Compensation Committee uses, among other things, "tally sheets" to make decisions about executive compensation.  Please expand the discussion of the use of tally sheets to include the following:
>
> - A definition of the term "tally sheet;"
> - A discussion of how and by whom the tally sheets are prepared;
> - A discussion of how the tally sheets are used in making decisions regarding executive compensation; and
> - An analysis of how the results reported on the tally sheets resulted in the compensation decisions made.

> 5.   On page 16 of the Proxy Statement, in the third full paragraph following the bullet points, you disclose that the company's compensation philosophy is designed to

reward "both individual performance and company performance that exceeds established goals and objectives." Please expand the discussion throughout the CD&A regarding how an individual's performance affects compensation decisions. Please discuss how individual performance can be taken into account at the same time benchmarking and certain operating performance targets are used. Please also discuss which elements of compensation are most affected by individual performance.

Market Competitiveness, page 16

6. Please expand the discussion under "Market Competitiveness" to address in more detail the company's use of benchmarking. Please disclose under the "Market Competitiveness" sub-heading that the company targets compensation at the median level and discuss why the median level was chosen. In addition, please discuss why the company uses benchmarking to determine compensation.

7. Please disclose the companies underlying both the "Towers Perrin's Executive Compensation Data Bank" and the "Hay Total Remuneration Survey – Retail Industry." See Item 402(b)(2)(xiv) of Regulation S-K. See also *Staff Observations in the Review of Executive Compensation Disclosure* (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007). We further note your references to competitive "market data" provided to the Compensation & Personnel Committee; we presume this is the same information, however, please confirm our understanding.

8. Please disclose how the "secondary information" gathered from publicly available proxy statements is used in benchmarking.

9. Please expand the analysis in this section to discuss how the benchmarking used resulted in the compensation decisions made by the company; considering it appears that you utilize the median from the two surveys as well as the secondary information, tell us how you reconcile this data to arrive at your decisions.

Elements of Compensation Program, page 17

10. Please discuss why the elements set forth in the bullet point list on page 17 were chosen and how they fit in with the company's overall compensation philosophy.

Base Salary, page 17

11. In the second full paragraph under the "Base Salary" sub-heading, you disclose that the senior executives as a group received a 3.77% increase in base salary. Please expand the discussion to address why this level of increase was chosen and how the use of benchmarks and tally sheets contributed to this decision.

12. Please expand the discussion related to the new executives hired during fiscal 2007 to analyze how each of the elements discussed in the carryover paragraph on page 18 resulted in the compensation offered to the new executives. In doing so, please discuss how these elements were chosen and whether the compensation committee used the compensation consultant to determine what level of compensation would be necessary to recruit new executives. Please also discuss the nature of the employee's prior employers and, if comparable retail companies, explain why this data was utilized. Disclose the "competitive market information" used, if different from what you have disclosed under "Market Competitiveness."

Long-Term Incentive Awards, page 18

13. Please expand the discussion of the company's LTIP to discuss how it fits in with the company's overall compensation philosophy and goals.

14. In the second full paragraph on page 19, the disclosure appears to indicate that LTIP awards are not made on an annual basis because they are "designed to be equivalent to the total awards we would otherwise have made over the course of multiple fiscal years." Please expand the discussion to indicate how often awards are made and how such timing was determined. Please include a statement indicating when you expect the next awards to be made under the LTIP.

15. We note your indication that you have awarded options and restricted stock outside of the LTIP "to current executives as recognition for superior performance." In an appropriate place in this disclosure, explain what role these awards play in your compensation policy and how you determined to whom and in what amount these awards would be granted.

16. We note the accelerated vesting of performance-accelerated restricted stock. Please disclose whether you achieved any of these percentages, considering the stock was granted in 2005.

17. You have not provided in the proxy statement the stock price you have set for purposes of vesting of the restricted stock awards and performance-accelerated restricted stock awards for named executive officers. Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the stock price would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Retirement Programs, page 20

18. Please expand the discussion of the company's retirement program to address how such programs fit into the company's overall compensation philosophy and goals. Please also address the impact of freezing the 2005 pension plan and benefit restoration plan on executive compensation.

Perquisites and Fringe Benefits, page 20

19. Please expand the discussion of the company's perquisites and fringe benefits to address why these elements of compensation are important to the company and how they support the company's compensation philosophy and goals. Please address how the company's compensation philosophy supported the selection of these particular perquisites and fringe benefits.

Other Compensation Policies and Practices, page 22
Stock Ownership Guidelines, page 22

20. Please expand your discussion of stock ownership guidelines to include a discussion of how the levels of share ownership were determined.

2007 Executive Compensation, page 25
2007 Salary Information, page 27

21. Please consider adding some of the disclosure under the sub-heading "2007 Salary Information" to the CD&A to the extent it would provide investors with examples of how the company's compensation philosophy and goals resulted in actual compensation decisions.

22. Please consider whether the disclosure in the CD&A takes into account material differences with respect to individual executive officers and material differences in how their compensation is determined. See *Staff Observations in the Review of Executive Compensation Disclosure* (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blair Petrillo at (202) 551-3550 if you have questions regarding the comments issued.  Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director